

February 25, 2009

Mr. Kenneth R. Peak
Chief Financial Officer
Contango Oil & Gas Company
3700 Buffalo Speedway, Suite 960
Houston, TX 77098

> **Re:** **Contango Oil & Gas Company**
> **Form 10-K for the Fiscal Year Ended June 30, 2008**
> **Filed August 29, 2008**
> **Definitive Proxy**
> **Filed October 14, 2008**
> **File No. 001-16317**

Dear Mr. Peak:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended June 30, 2008

Directors and Executive Officers, page 11

1.   Provide the complete five-year sketch that Item 401(e) of Regulation S-K requires for each individual, filling in any gaps or ambiguities with regard to time. For example, the sketch you provide for Mr. Berilgen is silent with respect to the dates of his employments prior to joining Contango in 2007. This comment also applies to the disclosure under the captions "Proposal 1" and "Executive

Officers" on pages 4 and 12, respectively, of your definitive proxy filed October 14, 2008.

Risk Factors, page 13

2.   Make clear that you describe in this section all known, material risks, and eliminate the suggestion to the contrary that appears in the last sentence of the introductory paragraph.

Properties, page 23

3.   Your disclosure of "Pre-tax net present value (Disc at 10%)" attributable to your proven and probable reserves appears to represent a non-GAAP measure as defined in Item 10(e)(2) of Regulation S-K for which you would need to disclose the reasons why management believes this measure provides useful information to investors also including a schedule reconciling Pre-tax net present value (Disc at 10%) to the standardized measure of discounted future net cash flows. Please refer to Item 10(e) of Regulation S-K for additional guidance on the disclosures that should accompany non-GAAP measures.

In addition, we note your disclosure on page 16 in which you state that you have prepared the pre-tax net present value of your proved reserves in accordance with Securities and Exchange Commission guidelines. Please correct your disclosure to clarify that guidance for presenting the standardized measure of discounted future net cash flows related to proved oil and gas reserves is located in SFAS 69 and that your measure which excludes future income taxes, represents a non-GAAP measure. Please also remove reference to the Securities and Exchange Commission.

Definitive Proxy filed October 14, 2008

4.   Please confirm in writing that you will comply with the following comments in all future filings. Provide us also with an example of the disclosure you intend to use. Please understand that after our review of your responses, we may raise additional comments.

Compensation Discussion and Analysis, page 13

5.   You disclose various corporate performance objectives used to determine executive compensation. It is not clear, however, how these performance measures are accounted for in the compensation decision process. You state that "the incentive compensation of Mr. Peak . . . is based predominantly upon the achievement of corporate performance objectives." Similarly, achievement of

these objectives has a "significant impact" on the incentive compensation of the other senior executive officers. Please describe in more detail how you factor into the compensation decision whether your stated performance objectives are met. Describe the relative weight given to each objective, and explain whether discretion can be exercised to award compensation even if these objectives are not met.

6.   We note your statements that you seek to provide "overall competitive compensation levels" and that Mr. Peak considers "competitive compensation levels" in determining the compensation of the other senior executives. If you engage in compensation benchmarking, please identify the companies you look to for competitive salary comparisons. See Item 402(b)(2)(xiv) of Regulation S-K and Compliance and Disclosure Interpretations Question 118.05.

Engineering Comments

Form 10-K for the Fiscal Year Ended June 30, 2008

Risk Factors, page 13

7.   The SEC definition of proved reserves in Rule 4-10(a)(2) of Regulation S-X requires that you be reasonably certain that the reserves you classify as proved will be recovered. This means that the ultimate recovery of reserves is more likely to equal or exceed your estimates than to be less than your estimates. The definition does not contemplate there being less than reasonable certainty in reserve estimates pertaining to properties that have produced for only a short period of time or estimates which have been calculated volumetrically. Your risk factor disclosures saying there is lower certainty if these conditions prevail, also saying that estimates of oil and gas reserves are inherently imprecise, seem to be contradicting, or mitigating, the criteria of reasonable certainty that is necessary for reserves to be classified as proved.

        If you are not reasonably certain of recovering all or a portion of your reported reserves, please remove the associated volumes of reserves from your estimates of proved reserves that are disclosed in your filing. If you are reasonably certain that you will recover your reported reserves, please revise your risk factor and similar disclosure on pages 23, 24 and 34 to not imply that proved reserves are not reasonably certain to be recovered.

Properties, page 21

Production, Prices and Operating Expenses, page 21

8.   Please tell us if you include property and severance taxes in your reported production expenses, as would ordinarily be required under paragraph 24 of SFAS 19.

Natural Gas and Oil Reserves, page 23

9.   You state that a third party engineer determines your proved reserves and that you do not employ any petroleum engineers or geologists. Please expand your disclosure to clarify that your management is responsible for the disclosures in your filing. We expect this may involve reviewing third party reserve estimates to ensure that you have complied with the definition of proved reserves in Rule 4-10(a) of Regulation S-X.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 28

Results of Operations, page 29

10.   You state that your production volumes are subject to wide swings as a result of new discoveries and geologic declines. Please clarify the meaning of "geologic" declines.

Application of Critical Accounting Policies and Management's Estimates, page 34

11.   You state that a 1% change in the quantities of proved reserves would not have a material effect on DD&A. It would be helpful to disclose the minimum percent reduction in proved reserves that would have a material effect on DD&A.

Suspended Well Costs, page F-24

12.   Please provide us further information as to the analysis you are conducting on whether the development of the Grande Isle 70 project is economic; when you made the discovery; and when you expect to reach a conclusion.

Natural Gas and Oil Reserves, page F-25

13.   We note that you appear to have material or significant reserve changes, such as discoveries in 2007 and 2008 and purchases in 2008 but you have not included

Mr. Kenneth R. Peak
Contango Oil & Gas Company
February 25, 2009
Page 5

the appropriate explanations for these changes. Please submit the disclosures that you believe would satisfy the requirements set forth in paragraph 11 of SFAS 69.

Standardized Measure, page F-26

14.   Please tell us how you arrived at the amount of future cash inflows in the Standardized Measure for 2008 and confirm to us that the reported value is accurate.

15.   We note that in presenting the Standardized Measure as of June 30, 2008 you include over $20 million in future development costs. However, you have not reported any proved undeveloped reserves at this year-end. Please identify the properties and describe the activities to which these future development costs relate; include details sufficient to understand how your approach complies with paragraph 30(b) of SFAS 69.

Change in Standardized Measure, page F-27

16.   Please explain to us the large negative change in the Standardized Measure in 2008 for the change in the line item of timing of production rates and others.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments."

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the

Mr. Kenneth R. Peak
Contango Oil & Gas Company
February 25, 2009
Page 6

filing;

· staff comments or changes to disclosure in response to staff comments do not
foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated
by the Commission or any person under the federal securities laws of the United
States.

In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filing or in response to our comments on your filing.

You may contact Craig Arakawa at (202) 551-3650, Jenifer Gallagher at
(202)551-3706 or Karl Hiller, Branch Chief, at (202) 551-3686 if you have questions
regarding comments on the financial statements and related matters. You may contact
James Murphy, Petroleum Engineer, at (202) 551-3703 with questions about engineering
comments. Please contact John Lucas at (202) 551-5798, Timothy Levenberg at (202)
551-3707 or me at (202) 551-3745 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director